Submission of Proposals to a Vote of Shareholders
The annual meeting of Fund shareholders was held on March 8, 2007. Following is a summary of the proposals submitted to shareholders for vote at the meeting and votes cast:

Proposal
Common and Preferred shares
Election of Arthur G. Koumantzelis as trustee until the 2010 annual meeting.
Votes for 	Votes withheld 		Votes abstained
1,051,758	   15,893		         0
Preferred shares
Election of Barry M. Portnoy as trustee until the 2010
annual meeting.
Votes for 	Votes withheld 		Votes abstained
546 		     0			         0

Trustees currently in office, who were not up for election at the annual meeting of shareholders:
Gerard M. Martin
John L. Harrington
Frank J. Bailey